UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of September, 2005
Commission File Number 001-16139
WIPRO LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F       ☑            Form 40-F       ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
     Yes       ☐            No       ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

DEPARTURE OF DIRECTOR
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DEPARTURE OF DIRECTOR
On September 6, 2005, Prof. Eisuke Sakakibara, member of the Board of Directors of Wipro Limited (the “Company”) tendered his resignation from the Company.
Attached as Exhibit 99.1 is a copy of the letter from the Company to the Stock Exchange, Mumbai, the National Stock Exchange of India Limited, and the New York Stock Exchange dated September 6, 2005, announcing the change in the Company’s management.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman of the Board and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President-Finance
Dated: September 12, 2005

INDEX TO EXHIBITS

Exhibits
99.1	Letter to the Stock Exchanges dated September 6, 2005 filed herewith.